STONECHURCH, INC.
                       203 Bannerman Street North, Box 219
                           Porcupine, Ontario P0N 1C0


April 8, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:  Melinda Kramer

Dear Sirs:

Re:      Stonechurch, Inc. - Registration Statement on Form SB-2
         File No. 333-121571 - Amendment No. 1
         -------------------------------------

Further to your letter dated January 26, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Calculation of Registration Fee, page 2
---------------------------------------
1. Please revise your fee table to include the number of shares as opposed to a dollar amount to be registered in the first column.

         We have revised our fee table to include the number of shares in the first column.

Prospectus Cover Page, page 3
-----------------------------
1b. In the fourth paragraph of this section, you state that, "[w]e may not sell these securities..." However, the selling securityholders, not the company, is selling the securities. Please revise your statement accordingly.

         We have changed the noted wording to reflect that the selling securityholders may not sell the securities.

Risk Factors, page 7
--------------------
2. To make your risk factors more effective, try to identify in the first two sentences the principal risk or risks facing investors or the registrant. Discuss briefly in each case the material harm that likely would result if the risk occurs. Simply identifying a risk does not fully indicate the potential impact to you.

         We have revised our risk factors to indentify the principal risks facing investors and the material harm that could result from the risk.

3. Delete language that obscures or mitigates the risk you discuss, including the clause "there can be no assurance that..." Instead, state the risk plainly.

         We have removed language from our risk factors that obscures or mitigates the actual risk.

If we do not obtain financing..., page 7
----------------------------------------
4. The last paragraph of this section discussing dilution is a separate risk factor. Please provide the risk factor in a separate section with caption that identifies the risk plainly and directly.

         We have included a separate risk factor respecting dilution.

Because of the speculative nature of exploration of mining properties..., page 8
--------------------------------------------------------------------------------

5. Revise your caption to clearly identify the risk that results from these factors. Clearly identify the risk to your business or your investors and state the potential harm that could result. Revise your risk factor discussion to identify the resulting harm to your business or potential investors if you are unable to complete your business plan.

         We have revised the risk factor to indicate the risk that results from the factors described, as well as the potential harm that could result.

Because of the inherent dangers involved in mineral exploration..., page 8
--------------------------------------------------------------------------

6. Revise your caption to clearly identify the risk that results from these factors. Clearly identify the risk to your business or your investors and state potential harm that could result.

         We have revised our risk factor caption to identify the risk to our business and the potential harm that could result.

Because our directors have other business interests..., page 10
---------------------------------------------------------------

7. Identify the resulting harm to your business or potential investors if Messrs. McKay and Fruscalzo do not "possess sufficient time for [your] business."

         We have identified that the resulting harm to our business if Messrs. McKay and Fruscalzo do not possess sufficient time for our business.

A purchaser is purchasing penny stock..., page 10
-------------------------------------------------

8. Expand your disclosure to provide a description of the risks to investors as a result to your being subject to the penny stock rules. Discuss in necessary detail the corresponding prospectus delivery requirements and other material aspects of the rules and make clear how this might limit the potential market for your securities.

         We have revised our disclosure to indicate the implications of being subject to the penny stock rules.

Use of Proceeds, page 11
------------------------
9. State for what purpose you used the proceeds from each initial sale to the selling securityholders.

         We have discussed the use of proceeds relating to the funds we received from the selling securityholders.

Selling Shareholders, page 11
-----------------------------
10. Briefly describe the facts relied upon in making the exemption from registration available to you for each placement. You may also provide a precise cross-reference to the information as it appears later in the document. In that regard, we note your disclosure on pages 47-49 of the registration statement.

         We have provided a cross-reference to our Regulation S compliance disclosure under the heading "Recent Sales of Unregistered Securities".

Disclosure of Commission Position of Indemnification For Securities Act
------------------------------------------------------------------------
Liabilities, page 20
--------------------

11. Pursuant to Item 510 of Regulation 8-B, provide in the prospectus the precise undertaking in the first sentence of Item 512(e) of Regulation S-B.

         We have included the precise undertaking set out in the first sentence of Item 512(e) of Regulation S-B.

Description of Business, page 20
--------------------------------
12. Please provide a basis for your statement that the government has the right to sell title to this land to a third party, but is unlikely to given its remote location. What would be the impact, if any, on the company should the government elect to exercise this right?

         We have removed the last part of the noted sentence. We have disclosed that if the government elected to sell the fee simple interest, any exploration that we subsequently conduct on the property would be subject to the fee simple owner's use of the land (eg. logging).

13. Please clarify the statement that the "Ontario government's rights to the land use will not be impacted and we will not have any obligations respecting the land." Describe the types of obligations to which you are referring.

         We have removed the reference to obligations. We have disclosed that any exploration we conduct on the property cannot unreasonably disturb the owner's land use.

         Description, Location, and Access, page 23
         ------------------------------------------
14. Supplementally, provide the basis for your statement that, "[a] skilled pool of labor for both exploration and mining activities that is accustomed to working in remove locales exists in local communities". This statement appears to be [more] subjective in nature.

         The noted statement is taken from Robert Reukl's geological report on the property. The statement is based on Mr. Reukl's familiarity with exploration in the region.

Plan of Operation, page 28
--------------------------
15. Please explicitly disclose how long you can sustain your operations with the cash you currently have.
         Refer to Item 303(8)(1)(i).

         We have disclosed that we can sustain operations with our current cash on hand for approximately two months.

Certain Relationships and Related Party Transactions, page 29
-------------------------------------------------------------
 16. We note your disclosure in Note 4 of the Notes to Financial Statements regarding the loan of $2,000 to the company by a director. Identify the director and include all material information about the loan in this section. If there is a written loan agreement, you should file this agreement as an exhibit to the registration statement.

         We have disclosed that the loan is from Bruno Fruscalzo and that it is unsecured, non-interest bearing and has no fixed terms of repayment. It was repaid during the period ended February 28, 2005.

Exhibit 5.1, page 53
--------------------
 17. Obtain a revised opinion that includes the file number and filing date of the registration statement and also contains a consent to the filing of the opinion as pal1 of the registration statement

         We have filed a revised legal opinion as an exhibit to our registration statement.

Accounting Comments
-------------------
Independent Accountant
----------------------

 18. We understand that your independent accountant, Morgan and Company, has received a letter from the Commission's Office of the Chief Accountant
         (DCA), dated July 30,2003, concerning a credentialing process that Morgan has been asked to complete. We will not be in a position to declare your registration statement effective until this matter has been resolved with DCA.

         We understand that Morgan & Company has had communications regarding the credentialing process with the Commission and that effective March 11, 2005, it has agreed that all US GAAP and GAAS financial statements would hence forth be reviewed by an United States accounting firm that is acceptable to the Commission.

Updating Financial Statements
-----------------------------

  19. The registrant should note the updating requirements for financial statements in Item 310 of Regulation S-B.

         We  have  included  updated  financial   statements  with  our  amended
         registration statement.

Consents
--------

  20. A currently dated accountant's consent should be filed with each amendment to the registration statement.

         We have filed a currently dated accountant's consent with this amendment.


         Yours truly,

         /s/ Bryan McKay

         Bryan McKay, President
         STONECHURCH, INC.